Offering Statement for Gamify, Inc.

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Gamify, Inc.

Eligibility

2. **The following are true for Gamify, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Alex Taylor

Alex is currently full-time at Boston Children's Hospital and has worked there for past 5 years. Dr. Alex Taylor is the brain injury specialist and a lead scientific advisor for mTBI related assessment at Gamify, Inc. He holds a director position at Boston Children's Hospital and is a faculty member of Harvard Medical School. Dr. Taylor's research focuses on the diagnosis and management of acquired head injury, with a special focus on concussion. Dr Taylor received a Psy. D, Clinical Neuropsychology from CSPP San Francisco in 2007.

Erik Boyer

Erik worked at Warner Brothers Games for the past 9 years before starting Gamify in 2017. Erik has over 20 years of experience in leading innovative tech teams in video game and online-services development. He previously worked for WB Games and was the producer on various IPs there. His focus in the last 5 years has been in on-boarding and retention of players in multiplayer role playing games and has developed a science based method for acquiring and keeping engaged players. His role in building Gamify, Inc. is dedicated to using that power for good. Erik has been a hired consultant on assessment design products due to his expertise in gamification as well as his background in test development and contributions to science.

Katrina Boyer

Katrina currently works full-time at Boston Children's Hospital and has worked there for past 14 years. Katrina has two decades of expertise in neuropsychology assessment. She is the director of the Neuropsychology Epilepsy Program at Boston. Katrina holds an Assistant Professor of Psychiatry position at Harvard Medical School and a director level position at Boston Childrens Hospital in the epilepsy department.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Erik Boyer

Securities:	1,000,000
Class:	Common Stock
Voting Power:	50.0%

Katrina Boyer

Securities:	800,000
Class:	Common Stock
Voting Power:	40.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Gamify, Inc. has developed a modern approach to cognitive assessment. Our products are highly engaging, affordable and world-accessible mobile role-playing games that address the inadequacies of today's methods. We recognize the value in our unique approach that allows for repeated testing in a rewarding mobile game. We also know the importance of remotely tracking progress for real-time communication with a physician. Gamify, Inc. is solving an unmet need in brain function testing. With the prevalence of concussion in youth sports and recreation, our first focus is concussion recovery. Our products blend brain science with game design. We offer the first upgrade in brain function testing in nearly half a century using a modern, affordable and globally accessible apps that feels like games. Our target market is athletes, parents of athletes, physicians, and various national and international athletic leagues that have clearly stated their interest and commitment in

sports safety. This includes injury/recovery monitoring and using improved methods for their team members. We anticipate capture of additional customers who have an interest in their brain health and/or enjoy gaming, as our products are globally accessible and affordable.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Gamify, Inc. speculative or risky:**
    1. Because we operate in an industry that is between two industries (healthcare and video games) and this new area is rapidly developing, it is crucual to our future success that we keep pace with the growth. With that we may need to adapt to unforeseen regulation laws or restrictions, we will also be pursuing opportunities to enter into joint venture arrangements with other organizations or to acquire additional businesses or assets. Any such events will require substantial management time and resources, which may distract from our core operations to their detriment.
    2. To complete the mandatory scientific validation of the product, the Company must hire additional skilled personnel to further the Company's research and development efforts. If the Company does not succeed in hiring qualified personnel, or retain and motivate the Company's current personnel, the Company's business could be harmed.
    3. Unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our services and products. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to further delay operations and seek a second round of scientific and clinical validation, and could impair the value of our capital stock to the point investors may lose their entire investment.
    4. We may, at a later date, face new and not yet created FDA regulations regarding the use of our application for medical purposes. This could impact or delay our development and public release of the product; it could cause us to make significant changes to the business plan in order to comply with changes.
    5. The Company has no operating history in the industry of medical gaming or healthcare gaming. We are subject to all risks inherent in a developing business enterprise. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in each of the territories we are venturing.
    6. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    7. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay

indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

8. Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

The Offering

Gamify, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $103,500 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Priority use of funds will cover operational overhead of preparing the product for clinical trials and publishing scientific findings. Compensation for time, regulation overhead and daily operations involved in a clinical trial are covered by the following categories: Completion of pilot study, fund clinical trial, necessary wages, working capital including legal fees and patent filing fees if applicable. In the event we do not raise enough to go from Pilot Study to Clinical Trials, we will continue to develop and beta test the application and continue grant application filing until additional funds are raised at a later date.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$103,500
Less: Offering Expenses	$490	$5,072
Net Proceeds	$9,510	$98,429
Working Capital	$710	$17,229
Employee Wages	$2,700	$19,200
Pilot study	$3,500	$3,500
Clinical Trial costs	$0	$50,000
Legal Expenses	$2,200	$5,500
Study compensation, promotion	$400	$3,000
Total Use of Net Proceeds	$9,510	$98,429

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Gamify, Inc. must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue shares in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Common Stock at an offering price of $1.15 per share.

14. **Do the securities offered have voting rights?**

    The Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	2,000,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Incentive Plan Stock Options	Options are reserved for, but have not been issued.	177,779
Advisory Board Stock Options	Exercise price of $.005, vesting monthly, fully vested on 9/1/18	11,111
Advisory Board Stock Options	Options are reserved for, but have not been issued.	33,332

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no additional outstanding securities, except for the stock options that we are reserving for possible future issuance of common stock, that would limit, dilute or qualify the rights of the securities being sold in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal shareholders identified in Question 5 above affect the purchasers of the securities being offered?**

There are two shareholders that hold more than 20% of the voting rights, if they both agree on any decisions they will have the majority vote and that decision will be made by them. If they are in disagreement, there is one other individual that can vote, giving that person the final say in the decision. Future allocation of newly issues common stock could change the outcome in the latter scenario, but only after those issued shares have vested and voting influence is established.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

As a pre-funding startup , Gamify Inc is using the common regional method of valuation for healthcare startups.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As minority owners, the crowd funding investors are subject to the decisions made by the management team or the majority shareholders. There is a risk that the majority shareholders exercise their voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Gamify, Inc. conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    All parties and company are debt free. The company has no revenue and no burdening operating costs. Expenses have been paid for by the company founders, including any wages, legal fees, and software and development expenses. As the current operating expenses are minimal and can be put on hold as needed, there is a minimal risk of loss or liquidation to resolve debts. The risk of no cash flow will lead to stagnate development. Since inception our operating loss has amounted to $18,446. Our software development costs, which we capitalize, totaled $44,000.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	$0	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

        If Yes to any of the above, explain:

    5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
        1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
        2. Section 5 of the Securities Act?
    6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
    7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
    8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

    Gamify, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

    Transcript: Speaker 1: 00:00 Intro Music and Logo Film Narrator: 00:11 Peter as being evaluated, his psychologist will place images or blocks in front of him. You will be given simple instructions and you will be observed. This new task will that Peter's doctor to understand more about Peter's cognition. Katrina Boyer: 00:23 Why are we still doing this this way? We know so much more about brain function and yet we're using the same basic tests that we have for over 40 years. Alex Taylor: 00:33 This year alone, we anticipate anywhere from two to 4,000,000 concussions occur in many more of those injuries actually gone unreported. Katrina Boyer: 00:40 The thing about concussion is that it's not something that you can see by casual observation and recovery from concussion is likewise difficult to observe. Erik Boyer: 00:50 Well, that's why we started Gamify. We recognized a need between when a patient visits the doctor in the clinic when they go home and when they visit again, there might be information that they're not getting, that we could be capturing recording back to the doctor in real time. Katrina Boyer: 01:07 Most tests are designed to be taken only once in a while and did a controlled setting, Alex Taylor: 01:14 So as a result you have the potential for kids starting to figure out the task which falsely sort of improves their performance level. Erik Boyer: 01:23 Now we can use a mobile application to frequently measure that performance, but the test that's designed to be played repeatedly and really hone in on the cognitive skill of that individual. Alex Taylor: 01:33 There are situations where kids are sick of taking the test so they don't try their best and they performed well below their actual level of ability, Katrina Boyer: 01:43 motivating skill tests that feels like a game that you really want to play, takes expertise in both game design and expert knowledge and brain science. Erik Boyer: 01:52 I'm not a medical professional, but I have in a video game developer for over two decades. Alex Taylor: 01:57 You don't have to be a medical professional to recognize that a lot of these tests are quite boring. Katrina Boyer: 02:02 Here's your blocks. I'd like you to make just look just like mine. Erik Boyer: 02:06 These tests have not changed in 40 years. They're really boring to slog through. Now we can remotely monitor over a period of hours, weeks, or as long as the patient needs for recovery and prompt checking points that might be critical for the doctor to be aware of. New Speaker: 02:21 It's so important that we measure that recovery because timing of return to regular activities be at school or work is really important. Katrina Boyer: 02:30 So the cool thing about this is why you or your child are playing and immersive and exciting role-playing game. Alex Taylor: 02:37 We are recording cognitive skills which over time give us information about your brain function while your child is playing a game that they're motivated to play. Erik Boyer: 02:48 It's not going to feel like a test. You're going to be playing a game. Alex Taylor: 02:51 You can be exploring a world, it can be competing against your friends, and while you're doing that, you're actually enjoying it, Erik Boyer: 02:59 just as you would with a mobile game that you're enjoying online. Katrina Boyer: 03:01 Imagine a future in which playing a video game on your mobile device actually advances clinical science and real life.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Pitch Deck: pitchdeck.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: gamify.science

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.